UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-3682

JMP Group LLC

(Exact name of registrant as specified in its charter)

600 Montgomery Street

Suite 1100

San Francisco, CA 94111

(415) 835-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
6.875% Senior Notes due 2029 (the “2029 Notes”)
7.25% Senior Notes due 2027 (the “2027 Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1) holder
2029 Notes: Zero (0) holders
2027 Notes: Zero (0) holders

On September 8, 2021, JMP Group LLC (“JMP”, or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Citizens Financial Group, Inc. (“Citizens”), and Jolt Acquisition LLC (“Merger Subsidiary”).

Pursuant to the Merger Agreement, following the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Subsidiary merged with and into JMP (the “Merger”), with JMP surviving as a wholly owned subsidiary of Citizens (the “Surviving Company”). Pursuant to the terms of the Merger Agreement, the Merger was consummated on November 15, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, JMP Group LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 14, 2021	By:	/s/ Walter Conroy
Walter Conroy
Chief Legal Counsel and Secretary